Dated September 23, 2024 Registration Statement No. 333-277297-01 Relating to Preliminary Prospectus Supplement September 23, 2024 and Prospectus dated February 23, 2024

$1,000,000,000 4.750% NOTES DUE 2034

Issuer:	Simon Property Group, L.P.
Legal Format:	SEC Registered
Expected Ratings*:	A3 (stable) / A- (stable) (Moody’s/S&P)
Size:	$1,000,000,000
Maturity Date:	September 26, 2034
Coupon (Interest Rate):	4.750% per annum
Interest Payment Dates:	March 26 and September 26, commencing March 26, 2025
Benchmark Treasury:	3.875% due August 15, 2034
Benchmark Treasury Price and Yield:	101-04 / 3.738%
Spread to Benchmark Treasury:	+110 basis points
Yield to Maturity:	4.838%
Initial Price to Public:	99.309% plus accrued interest from September 26, 2024 if settlement occurs after that date
Redemption Provision:	Make-whole call prior to June 26, 2034 based on U.S. Treasury +20 basis points or at par on or after June 26, 2034
Settlement Date**:	T+3; September 26, 2024
CUSIP / ISIN:	828807 DY0/US828807DY06
Joint Book-Running Managers:

BNP Paribas Securities Corp.

Citigroup Global Markets Inc.

PNC Capital Markets LLC

U.S. Bancorp Investments, Inc.

BBVA Securities Inc.

RBC Capital Markets, LLC

Regions Securities LLC

Scotia Capital (USA) Inc.

SMBC Nikko Securities America, Inc.

Truist Securities, Inc.

Co-Managers:	Fifth Third Securities, Inc. ING Financial Markets LLC Samuel A. Ramirez & Company, Inc.

Use of Proceeds:	The Issuer intends to use the net proceeds of the offering for general corporate purposes, including to repay other unsecured indebtedness.

This communication is intended for the sole use of the person to whom it is provided by the Issuer.

*A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

** Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers of the notes who wish to trade the notes on the date hereof will be required, by virtue of the fact that the notes initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the notes who wish to trade the notes before the first business day prior to the settlement date should consult their own advisor.

The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you make a decision to invest, you should read the prospectus in that registration statement and the related preliminary prospectus supplement and other documents the Issuer has filed with the Securities and Exchange Commission for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission’s website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related preliminary prospectus supplement if you request it by contacting BNP Paribas Securities Corp. toll-free at 1-800-854-5674; Citigroup Global Markets Inc. toll-free at 1-800-558-3745; PNC Capital Markets LLC toll-free at 1-855-881-0697; or U.S. Bancorp Investments, Inc. toll-free at 1-877-558-2607.

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